RICHARDSON & PATEL LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Telephone (310) 208-1182
Fax (310) 208-1154

October 20, 2009

Correspondence Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Katherine Wray

Re:	Ableauctions.com, Inc. Amendment to Preliminary Proxy Statement on Schedule 14A Filed September 15, 2009 File No. 001-15931

Dear Ms. Wray:

On behalf of Ableauctions.com, Inc.  (the “Company” or “Ableauctions”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated October 2, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.
We note that the staff of the Division of Corporation Finance currently has an open review relating to the company’s Form 10-K for the fiscal year ended December 31, 2008. We note further that your proxy statement contains financial statements and related information for the period covered by your Form 10-K. Please be advised that we will not be in a position to clear comments on your proxy statement until all comments relating to the staff’s open review of your periodic filings are resolved, and any corresponding changes to your proxy statement are made.

Response:  We understand that your review of the proxy statement will not be complete until all of the comments to the Company’s periodic filings are cleared and the appropriate changes (if any) are made to the proxy statement.  We will keep you advised of the status of this review which, on October 8, 2009, was expanded to include the Company’s quarterly report on Form 10-Q for the period ended June 30, 2009.

U.S. Securities and Exchange Commission
Re: Ableauctions.com, Inc. Proxy Statement of Schedule 14A
October 20, 2009

2.
In connection with responding to our comments, please provide, in writing signed by the company’s management, the representations requested in the closing of our prior comment letter dated July 31, 2009.

Response:  In connection with this response letter, we are furnishing a letter signed by the Chief Executive Officer of the Company containing the representations requested in the prior comment letter from the Commission dated July 31, 2009.

Record Date. Voting Rights, Outstanding Shares and Dissenters’ Rights, page 1

Summary Term Sheet, page 3

3.
We note your response to prior comment 14 relating to the proposed liquidation of the historical business, assets and liabilities of Ableauctions. Please clearly disclose in an appropriate place in your summary term sheet that, as you indicate in your response, you do not know and cannot predict at the present time the timing, costs, or amount of net proceeds, if any, to be distributed to your shareholders in connection with the proposed plan of liquidation. Further, please include both here and in the summary term sheet a clear statement to the effect that shareholders may receive nothing as a result of the liquidation and explain the circumstances under which this would occur. Consider including the disclosure in the summary term sheet under a separate caption such as “What Ableauction Shareholders Will Receive As a Result of the Transaction.”

Response:  In response to the above comment, we have added disclosure in our summary term sheet regarding the timing, cost and amount of net proceeds from the proposed plan of liquidation, as well as a separate caption entitled “What Ableauction Shareholders Will Receive As a Result of the Transaction,” which appears on page 4 of the proxy statement.

Interest of Certain Persons in Matter to be Acted Upon, page 5

4.
You state that if proposals 1 through 4 are implemented, the company will repay the outstanding balance of loans made by Mr. Ladha to the company and will pay him certain fees and expenses as more fully discussed elsewhere in the proxy statement. Please indicate in this section the approximate aggregate amounts that the company expects to owe to Mr. Ladha or his affiliates in connection with implementation of the proposed transactions. We note in this regard that you have disclosed on page 56 certain amounts that the company must pay to Mr. Ladha or his affiliates to extinguish liabilities before you distribute any remaining assets as part of the contemplated liquidation of Ableauctions’ prior business.

Response:  In response to this comment we have added disclosure on page 5 of the proxy statement regarding the aggregate amount that the Company anticipates will be owed by the Company to Mr. Ladha.

5.
Please discuss briefly in your summary term sheet the potential conflict of interest that may arise from Mr. Ladha’s role as a creditor of the company and his anticipated position as a trustee or manager of the liquidating entity, as we note you have discussed on page 56.

Response:  In response to this comment we have added a brief discussion of the potential conflict of interest due to Mr. Ladha’s role as a creditor of the Company, in the summary term sheet on page 4, along with corresponding revisions elsewhere in the proxy.

Opinion of Advisor to Ableauctions, page 12

6.
We note the following disclosure in this section: “RWE delivered its opinion in writing to Ableauction’s board of directors on September 10, 2009 stating that, as of August 31, 2009, and based upon and subject to the factors, assumptions and limitations set forth in the written opinion the consideration to be paid by Ableauctions in the Acquisition to the equity holders of SinoCoking (including the holders of options and warrants) was fair, from a financial point of view, to the disinterested holders of Ableauctions’s common stock.” However, the opinion of RWE appended to your proxy statement as Attachment B does not appear to address specifically the fairness of the transaction to disinterested Ableauctions shareholders.  Please revise as appropriate to ensure that the description of the fairness opinion in the body of the proxy statement accurately reflects the substance of the opinion provided.  We note also in this regard that the opinion attached to your proxy statement is dated as of September 15, 2009.  Please advise whether this is the same opinion that was delivered in writing to the board on September 10, 2009 and summarized in the proxy statement.

Response: In response to this comment we have revised the disclosure to describe the Estimate Valuation Report and Related Fairness Opinion (“Report”) that was provided to the Company by RWE, since the Report includes more detailed information regarding RWE’s processes and conclusions, as compared to the summary opinion letter included as Attachment B of Amendment No. 1 of our proxy statement.  RWE delivered the Report to the Company on September 10, 2009, and the separate opinion letter on September 15, 2009.  We have deleted any reference to the opinion letter, and deleted the attachment from the proxy attachment.

U.S. Securities and Exchange Commission
Re: Ableauctions.com, Inc. Proxy Statement of Schedule 14A
October 20, 2009

7.

It is unclear from the disclosure provided in the proxy statment and the fairness opinion appened as attachment B RWE conslused that the proposed acquisition with SinoCoking is fair, from a financial point of view, to the Ableauctions shareholders.  Please revise to provide a meaningful and materially complete description of the bases for RWE’s opinion and the methods it used to arrive at its findings.  See Item 14(b)(6) of Schedule 14A and Item 1015(b)(6) of Regulation M-A.  In this regard, we note that you state that RWE engaged in discussions with individuals from the two companies and visited SinoCoking’s facility, and you list types of information the advisor reviewed in arriving at its opinion.  However, you do not discuss the actual analyses, if any, RWE undertook in making its determination.  For example, describe any material valuation analyses RWE performed with respect to SinoCoking and/or Ableauctions, and present the range of implied company values resulting from the analyses performed, if applicable.

Response:  In response to this comment, we have added further disclosure regarding RWE’s Report beginning on page 13 under the caption “Report of Advisor to Ableauctions”.  Specifically, we included a discussion of the bases for RWE’s Report, the methods used by RWE to arrive at its findings, and the implied value of Ableauctions based on various different methods of valuation.  As noted above we have deleted reference to the opinion letter, and removed it from the proxy attachment.

8.
We note that the fairness opinion appended as Attachment B references a “Valuation and Related Fairness Opinion (‘Report’ or the ‘Opinion’)” prepared by RWE in connection with its provision of the fairness opinion. This report appears to be separate from the appended fairness opinion; in this regard, we note that the opinion states on page B-3, “All parties are advised to review and read the entire Report.” However, we are unable to locate in your proxy statement the information called for by Item 1015(b) of Regulation M-A with respect to this separate report. Please revise your filing accordingly to provide the required disclosure, or advise.

Response:  In response to this comment, we have provided on page 13 of the proxy that the full version of the Report by RWE will be made available for inspection and copying at the principal executive offices of Ableauctions during its regular business hours by any shareholder or shareholder representative who has been so designated in writing.

9.
We note the following statements contained in the fairness opinion appended as Attachment B: “We were advised by Ableauctions that the amount and form of consideration to be paid in the Acquisition was determined through arm’s-length negotiations between Ableauctions and SinoCoking” Please tell us in your response letter, with a view toward disclosure, the extent to which RWE’s fairness opinion was based on its understanding from Ableauctions that the terms of the proposed acquisition were negotiated at arm’s length. In addition, tell us whether RWE obtained any information relating to SinoCoking other than the information it obtained from Ableauctions.

Response:    We have revised the disclosure on page 13 of the proxy statement to respond to this comment.

10.
We note also that the fairness opinion states that in conjunction with the proposed acquisition, Ableauctions will transfer all of its assets into a liquidating entity, which will pay or otherwise dispose of its liabilities for the benefit of its shareholders prior to the acquisition. However, it is unclear from the opinion and summary thereof in the proxy statement whether RWE took into account any potential net proceeds to be distributed to your shareholders in connection with the proposed plan of liquidation in determining that the proposed acquisition is fair, from a financial point of view, to the Ableauctions shareholders. Please advise and revise your filing as appropriate to reflect the scope of the fairness opinion and all material assumptions made by the fairness advisor in this regard.

Response:   In rendering the Report, RWE took into account the potential net proceeds to be distributed to shareholders of Ableauctions in connection with the plan of liquidation, as this step is considered fundamental to the proposed transaction.  We have revised the disclosure to include this information.  Please see page 13 of the proxy statement.

11.
Please revise this section and the discussion of the fairness opinion in your summary to disclose the amount of the fee paid to RWE in connection with delivery of its fairness opinion. See Item 1015(b)(4) of Regulation M-A.

Response:  On page 14 in response to this comment, we have disclosed that RWE was paid a $15,000 fee in connection with rendering its Report (which included the related opinion letter), and that the foregoing fee was not contingent upon consummation of the transaction.   In addition, we have disclosed that the terms of the fee arrangement, which are customary in transactions of this nature, were negotiated on an arms-length basis, and the board of directors of Ableauctions was aware of the arrangement.

U.S. Securities and Exchange Commission
Re: Ableauctions.com, Inc. Proxy Statement of Schedule 14A
October 20, 2009

Executive Compensation, page 50

12.
We note your response to prior comment 11 relating to disclosure requirements with respect to the officers and directors, including members of SinoCoking’s current management, who are expected to be appointed as the company’s officers and directors following the proposed acquisition. We note further your disclosure that concurrent with the closing of the acquisition, the four directors currently on your board, who are nominated for re-election in the proxy statement, will resign. In asking your shareholders to approve the proposed acquisition, you are also effectively asking them to select a new slate of directors. Accordingly, pursuant to Note A to Schedule 14A, your proxy statement should include all information that would be required by Schedule 14A if your shareholders were voting on the election of such directors, including the disclosure called for by Items 7 and 8.  Please revise your filing as necessary to provide this information.

Response:  In response to this comment, we have included all relevant information that would be required by Schedule 14A if our shareholders were voting on the election of such directors (see “Management After the Acquisition (SinoCoking Management)” on pages 51-53 of the proxy).  We note that since these proposed officers and directors have no current relationship with Ableauctions and have not served, at any time in the past, on its board or as officers, certain aspects of Items 7 and 8 are inapplicable, such as the provisions dealing with related party transactions (not applicable), number of board meetings attended (not applicable), membership on committees (not applicable), shareholder communications (not applicable), compensation committee interlocks (not applicable), and the compensation committee report (not applicable).  However, to the extent that these items are or can be deemed applicable, and in an effort to provide full disclosure, the Company has provided the foregoing information to its best knowledge.

Certain Relationships and Related Party Transactions, page 54

13.
We note that you have amended your proxy statement in response to prior comment 13 to disclose certain information relating to loans made to the company by Mr. Ladha or his affiliates since January 1, 2007, such as the interest rate on such loans and the highest principal amount outstanding during the specified period. However, other than with respect to the promissory note issued to Bullion and discussed in the second paragraph on page 54, we are unable to locate disclosure in this section regarding the amounts outstanding, if any, under any other of such loans made by Mr. Ladha or his affiliates to the company. Please state the largest aggregate amount of principal outstanding owed to Mr. Ladha, including any currently proposed loan agreements, since the beginning of your last fiscal year and any amount outstanding as of the most recent practicable date. Further, you must disclose the amount of principal paid since the beginning of your last fiscal year as well as the amount of interest paid during the same period and the interest rate. See Item 404(d)(1) and (a)(5). In this regard, we note disclosure on page 56 indicating that the company owes $131,271 to Mr. Ladha in connection with working capital shortages.

Response:  In response to this comment, on page 56 we have made additional disclosure.

*     *     *     *     *

U.S. Securities and Exchange Commission
Re: Ableauctions.com, Inc. Proxy Statement of Schedule 14A
October 20, 2009

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,
RICHARDSON & PATEL, LLP
/s/ Edgar D. Park Esq.
Edgar Park, Esq